# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Forte Biosciences, Inc., CIK 0001419041
CUSIP: 34962G208
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: 3060 PEGASUS PARK DRIVE, BUILDING 6, DALLAS, Georgia (GA), 75247
Date of event which requires filing of this statement: 01/08/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 1104659-25-002699
Filed by CIK 0001358629

## Reporting persons
- Oliveira Steven Michael: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 300,100; sole dispositive power 0; shared dispositive power 300,100; aggregate amount beneficially owned 300,100 (2.4% of the class)
- Nemean Asset Management, LLC: type of reporting person: corporation (CO); citizenship or place of organization: Florida (FL); does not affirm membership in a group (box b); sole voting power 0; shared voting power 300,100; sole dispositive power 0; shared dispositive power 300,100; aggregate amount beneficially owned 300,100 (2.4% of the class)

## Item 1. Issuer
Name of issuer: Forte Biosciences, Inc.
Address of issuer's principal executive offices: 3060 PEGASUS PARK DRIVE, BUILDING 6, DALLAS, TEXAS 75247

## Item 2. Person Filing
Name of person filing:
Steven Michael Oliveira
Neaman Asset Management, LLC
Address of principal business office or, if none, residence:
Steven Oliveira:
c/o Nemean Asset Management, LLC
207 Commodore Drive
Jupiter, FL 33477

Nemean Asset Management, LLC:
207 Commodore Drive
Jupiter, FL 33477
Citizenship: US, FL

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 300,100
Percent of class: 2.4
Sole power to vote or to direct the vote:
Steven Oliveira - 0
Neaman Asset Management, LLC - 0
Shared power to vote or to direct the vote:
Steven Oliveira - 161,218
Neaman Asset Management, LLC - 300,100
Sole power to dispose or to direct the disposition:
Steven Oliveira - 0
Neaman Asset Management, LLC - 0
Shared power to dispose or to direct the disposition:
Steven Oliveira - 161,218
Neaman Asset Management, LLC - 300,100

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Oliveira Steven Michael: /s/ Oliveira Steven Michael, Individual (01/09/2026)
- Nemean Asset Management, LLC: /s/ Oliveira Steven Michael, Authorized Signer (01/09/2026)